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                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                             Banker's Note, Inc.
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                              (Name of Issuer)

                        Common Stock, $.01 par value
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                       (Title of Class of Securities)

                               066279  10   0
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                               (CUSIP Number)

                                Charles Nida
      2290 First National Building,  Detroit, MI  48226  (313) 256-7610
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                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                April 3, 1997
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           (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on
         Schedule 13G to report the acquisition which is the subject of this
         Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to less the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                  SCHEDULE 13D

CUSIP NO. 066279 10 0                                      PAGE  2  OF  5  PAGES
                                                                ---    ---


1             NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              Harold A. Poling   S.S # ###-##-####

2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                        (b) [ ]
3             SEC USE ONLY


4             SOURCE OF FUNDS*

              PF

5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED      [ ]
              PURSUANT TO ITEMS 2(d) or 2(e)


6             CITIZENSHIP OR PLACE OF ORGANIZATION

              U.S.

       NUMBER OF           7            SOLE VOTING POWER
         SHARES
      BENEFICIALLY                      250,000
        OWNED BY
          EACH             8            SHARED VOTING POWER
       REPORTING
         PERSON                         -0-
          WITH
                           9            SOLE DISPOSITIVE POWER

                                        250,000

                           10           SHARED DISPOSITIVE POWER

                                        -0-

11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             250,000

12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN [ ]
             SHARES*


13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             5.67%

14           TYPE OF REPORTING PERSON*

             IN

                      SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
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                                                                     PAGE 3 OF 5

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the common Stock, $.01 par value (the "Shares"), of Banker's Note, Inc., a Georgia corporation (the "Company"). The principal executive offices of the Company are located at 4900 Highlands Parkway, Smyrna, Georgia 30082.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) - (c) The Reporting Person is Harold A. Poling whose business address is Regent Court Building, Suite 1080, 16800 Executive Plaza Drive, Dearborn, Michigan 48126. His present principal occupation or employment is as a private investor.

         (d) Mr. Poling has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Mr. Poling has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Poling is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The source and amount of funds or other considerations used or to be used by the Reporting Person to purchase Shares consists of personal funds of Mr. Poling.


ITEM 4.  PURPOSE OF TRANSACTION.

         The Shares to which this Statement relates have been acquired for investment purposes.

         Mr. Poling has no any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER.

         The following information is provided in response to Item 5 of Schedule 13D and is based on a total of 4,407,000 Shares outstanding as of April 3, 1997.

         (a) Mr. Poling beneficially owns 250,000 Shares, constituting approximately 5.67% of the Company's outstanding Shares.

         (b) - (c) Mr. Poling acquired beneficial ownership of 149,000 Shares at a price of $1.3125 per Share for 2,000 Shares and $1.00 per Share for 147,000 Shares in market purchases on April 3, 1997. He previously owned 101,000
Shares. Mr. Poling has sole power to vote or direct the vote and to dispose or direct the disposition of the 250,000 Shares held by Mr. Poling constituting approximately 5.67% of the Shares outstanding.
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                                                                     PAGE 4 OF 5

                 Except as set forth above, Mr. Poling does not beneficially own any Shares and has not effected any transactions in Shares during the preceding 60 days.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Mr. Poling does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.
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                                                                     PAGE 5 OF 5


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 10, 1997                    /s/ Harold A. Poling
                                     ----------------------------------
                                             HAROLD A. POLING